UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding MUFG’s Board of Directors’ Opinion on Shareholder Proposals

Tokyo, May 15, 2025 — MUFG today announced that it has received a document stating shareholders’ intentions to exercise their right to present proposals at the 20th Annual General Meeting of Shareholders scheduled to be held on June 27, 2025. MUFG also announced that at its Board of Directors meeting held today, it has resolved to oppose each of the shareholder proposals.

1.	The shareholder proposals

Please refer to the attached Annex.

2.	Opinion of the Board of Directors

(1)	Proposal 1:

Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

The Board of Directors objects to this proposal.

MUFG’s Audit Committee monitors and supervises the execution of duties by directors, executive officers, and employees, including risk management, internal control, and compliance, based on the Companies Act and our Audit Committee Charter. Specifically, the Audit Committee receives reports on the execution of duties from directors, executive officers, and employees, including risk management, internal control, and compliance, and utilizes internal audits conducted by an internal audit department to investigate the status of MUFG’s business and property. Additionally, the Audit Committee receives reports from the accounting auditor on the execution of duties and major audit considerations, and conducts audits accordingly.

The disclosure of these audit activities is provided in the Audit Report based on the provisions of the Companies Act, and in the Supplementary Explanation of Audit Committee Audit Report, which includes specific details of activities and major questions considered by the Audit Committee. We will continue to strive to enhance information disclosure to help stakeholders better understand the efforts of the Audit Committee.

On the other hand, the Articles of Incorporation are intended to define basic matters for operating MUFG in accordance with the Companies Act, such as the company name, purpose, organization, and total number of shares that can be issued. It is not appropriate to stipulate matters related to information disclosure in the audit report, which is detailed in the Companies Act, in the Articles of Incorporation.

Therefore, we do not consider it necessary to establish provisions like this agenda in the Articles of Incorporation.

(Reference) Please refer to MUFG’s website for the Audit Committee Charter.

https://www.mufg.jp/engl ish/profile/governance/committees/

(2)	Proposal 2:

Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

The Board of Directors objects to this proposal.

Since issuing our carbon neutrality declaration in 2021, MUFG has accelerated and progressed our strategies and initiatives to address climate change. Understanding that our clients’ climate change risks can be potential drivers for financial risks for us through their impact on credit risk and other areas, as part of our risk management, we conduct an assessment on the transition status of our clients, the methods and criteria of which are disclosed in the MUFG Climate Report 2025. Nevertheless, we do not believe that whether our clients have a “credible transition plan” should be the sole basis for determining our decisions on financing or the financial risks that we are exposed to.

1.

Regarding the first point on the alignment of our clients’ climate change transition plans with the Paris Agreement’s 1.5°C target in carbon-intensive sectors, we assess the transition status of clients in the carbon-intensive sectors looking at areas including 1.5°C alignment with interim targets, transition plans, climate-related governance structure, and emission reduction records under our Transition Assessment Framework. Information obtained through engagement activities are also reflected in this six-tier category for assessing our clients’ transition progress. The methods and criteria to determine the six-tier category have been disclosed.

2.

Regarding the second point on measures to be taken (including the restriction of new financing) if clients do not have Paris-aligned “credible transition plans,” we have an escalation process which focuses on engagement with clients without specific plans or directions for transition. However, we do not restrict any funding based solely on whether the client has a “credible transition plan” or not. If deciding on transactions require carefully scrutinized transition assessments, we have a transition screening framework disclosed in our MUFG Climate Report 2025 to check the alignment of individual plans with national- level decarbonizing plans, efforts to measure and reduce emissions from the investment, and the investment’s technological and social business viability.

3.

Regarding the third point on the evaluation of our financial risk associated with clients not having Paris-aligned “credible transition plans,” we believe the financial risks that we are exposed to are not determined solely by whether or not clients have a “credible transition plan,” and therefore we do not evaluate or disclose financial risk specifying its specific relation with clients’ “credible transition plans.” However, because we understand that our clients’ climate change risks can be potential drivers for our financial risks through their impact on credit risk and other areas, we are assessing the transition status of our clients in carbon-intensive sectors and disclosing the results under the Transition Assessment Framework. On occasions where we obtain information indicating a short-term increase in the client’s financial or credit risk, the client’s credit rating will be reviewed to take such information into consideration. To this point, we have not observed any of our clients’ credit risks materialize and increase our credit cost due to their transition risks or physical risks, but we are fully aware of the possibility that transition risks or physical risks may have an impact and cause clients’ credit risks to materialize. With this in mind, we are promoting risk management measures at the credit portfolio-wide level, sector level, client level, and transaction level under our climate change risk management framework, and believe we have a capable risk management structure in place.

MUFG’s Articles of Incorporation define the basic matters for operating MUFG in accordance with the Companies Act, such as trade name, purpose, organization, and total number of shares that can be issued. As such, it is not appropriate to specify individual policies related to the formulation of management strategy, response to specific management issues such as climate change, etc., in our Articles of Incorporation, as it may constrain the flexible change of policies and their prompt implementation.

Furthermore, for MUFG, which faces a wide range of management issues, incorporating content focused solely on climate change into the Articles of Incorporation could undermine the overall balance of our management strategy, including providing stable financial settlement functions and addressing social issues such as the declining birthrate and aging population. This could constrain the effective execution of strategy and potentially lead to a deterioration of corporate value.

Therefore, we believe that there is no need to add the proposed clause to the Articles of Incorporation.

(Reference) Please refer to MUFG’s website below for more information on our efforts towards achieving carbon neutrality.

1.	MUFG Climate Report 2025

We have outlined the progress of our initiatives regarding the four key strategies: Reducing emissions from own operations, Engagement and support, Reducing emissions from our financed portfolio, and Risk management and governance.

https://www.mufg.jp/eng lish/csr/report/progress/

2.	MUFG Sustainability Report 2024

A report on MUFG’s latest initiatives toward achieving environmental and social sustainability and sustainable growth for MUFG, focusing on our policies, systems, and measures.

https://www.mufg.jp/eng lish/csr/report/sustainability/

(3)	Proposal 3:

Partial Amendment to the Articles of Incorporation (Responsible Contribution to the Japanese Capital Market)

The Board of Directors objects to this proposal.

MUFG has established the MUFG Way as a guideline for conducting business activities. Under the MUFG Way, we have established a Code of Conduct as the basis for the judgment and actions of Group company employees, and declare that we are compliant with all domestic and international laws and regulations while conducting global business. Additionally, through participation and activities in industry associations to which Group companies belong, we strive to create a fair, transparent, and reliable financial and capital market environment.

Furthermore, in our Medium-term Business Plan, we have formulated seven growth strategies along with improving balance sheet profitability, aiming to pursue economic and social value while addressing social issues, and have set ourselves the purpose of “Empowering a Brighter Future.”

Under this Medium-term Business Plan, we are promoting various measures to enhance customer corporate value, support the flow from savings to investment, and aiming to enhance MUFG’s corporate value while working towards the realization of our purpose.

The Articles of Incorporation are intended to define basic matters for operating the company, and it is not appropriate to stipulate specific matters related to business execution in the Articles of Incorporation.

Therefore, we do not consider it necessary to establish provisions like those specified by this proposal in the Articles of Incorporation.

(4)	Proposal 4:

Partial Amendment to the Articles of Incorporation (Company Name)

The Board of Directors objects to this proposal.

Our company changed its name to Mitsubishi UFJ Financial Group, Inc. on October 1, 2005, following the approval of the merger agreement with UFJ Holdings, Inc. at our annual general meeting of shareholders held on June 29, 2005.

Changing the company name again after such a long time does not contribute to the common interests of shareholders or the enhancement of corporate value.

Therefore, we believe that the name change proposed in this agenda item is unnecessary.

(5)	Proposal 5:

Partial Amendment to the Articles of Incorporation (Code of Conduct for Officers and Employees)

The Board of Directors objects to this proposal.

MUFG has established the MUFG Way as a guideline for conducting business activities. Under the MUFG Way, we have set a Code of Conduct as the standard for the judgment and actions of Group company officers and employees, declaring adherence to all domestic and international laws and rules, as well as acting correctly based on high ethical standards. Additionally, the Articles of Incorporation are meant to define the basic policies for company operations, and it is not appropriate to stipulate specific matters related to business execution.

Therefore, we believe that it is unnecessary to include the provisions proposed in this agenda item in the Articles of Incorporation.

(6)	Proposal 6:

Acquisition of Treasury Stock (Trigger Setting)

The Board of Directors objects to this proposal.

As stated in Agenda 1 ”Disposition of Surplus,” for the General Meeting of Shareholders, we aim to acquire treasury stock as a shareholder return measure that contributes to capital efficiency, considering performance, capital status, growth investment opportunities, and market environment including stock prices. Additionally, Article 44 of our Articles of Incorporation stipulates that the acquisition of treasury stock as defined in Article 459, Paragraph 1, Item 1 of the Companies Act can be determined by a resolution of the Board of Directors, and the acquisition status is disclosed appropriately in accordance with the law and its provisions. Furthermore, under disciplined capital management, we aim to maximize corporate value through enhanced shareholder returns, maintaining robust equity capital, and utilizing capital to strengthen profitability.

We have determined that deciding the timing, stock price, and trading hours for acquiring treasury stock at the general meeting of shareholders in advance would impair agility and does not contribute to the common interests of shareholders or the enhancement of corporate value.

(7)	Proposal 7:

Election of Outside Directors

The Board of Directors objects to this proposal.

MUFG aims to ensure the effectiveness of the Board of Directors by having a balanced composition that includes deep knowledge of the Group’s business, as well as diverse expertise in finance, accounting, risk management, and compliance.

Additionally, directors are fiduciaries elected by shareholders, and must fulfill their duty of loyalty and duty of care appropriately, possessing the qualities to contribute to the sustainable growth and medium- to long-term enhancement of corporate value, and to appropriately supervise the execution of duties by the management team. We have established certain selection criteria in the Nominating and Governance Committee, and nominate director candidates who meet these criteria.

We believe that the director candidates proposed in Agenda 2 for the General Meeting of Shareholders are the most appropriate and balanced.

Therefore, we believe that the election of the three directors proposed in this agenda item is unnecessary.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 140,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Annex

Proposal 1:

Partial amendment to the Articles of Incorporation (Disclosure of financial risk audit by Audit & Supervisory Board)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter 6: “Audit Committee”

Clause 37: Disclosure of financial risk audit by Audit Committee assessment

Noting the Company’s increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the Audit Committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in Audit Reports:

(i)

the Audit Committee’s assessment of the appropriateness of the Company’s strategy, policies and processes to mitigate financial risks associated with identified material issues (including the appropriateness of the process and results of reviewing the financial risks to which the Company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons for the assessment; and,

(ii)	the framework, including the criteria for the assessment, for auditing the oversight of the Company’s risk controls with respect to identified material issues.

2.	Reasons for the proposal

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring management’s use of risk controls. Given previous cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The Audit Committee’s report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The Company’s Audit Committee should disclose the basis of its conclusion, given that they are accountable to shareholders under the Companies Act and the Corporate Governance Code.

This proposal would improve the corporate governance of the Company and lead to the enhancement of medium- to long-term corporate value. It would benefit all shareholders, including shareholders who are not given access to the Directors.

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 2:

Partial amendment to the Articles of Incorporation (Disclosure of assessment of clients’ climate change transition plans)

1.	Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter Y: “Climate-related risk management”

Clause Z: Transition Plan (Assessment of clients’ climate change transition plans)

Noting the Company’s exposure to material climate-related financial risks, the Company shall disclose:

(i)	how the Company will assess high-emitting clients’ climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement[1];

(ii)	the consequences of clients not producing credible Paris-aligned transition plans, including restrictions on new financing[2]; and

(iii)	an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

2.	Reasons for proposal

The Company recognises climate change as a “top risk”, has committed to achieving net zero by 20503, has formulated a Transition Assessment Framework for carbon-intensive sector clients, and claims to assess the transition status of clients by confirming “1.5°C- aligned interim targets, governance and emissions performance”.4

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement’s 1.5°C goal, nor does it impose conditions on funding to encourage clients’ transitions. Instead, the Company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.

This not only undermines its own disclosed transition approach, it leaves the Company lagging behind overseas peers, and exposes shareholders to growing transition risks, as well as physical risks from worsening climate change.

1 Criteria for determining climate change transition plan credibility include, but are not limited to:

● Short-, medium-, and long-term scope 1, 2 and 3 emission reduction targets;

● Strategies (including capital expenditure plans) to align with those targets; and

● No unreasonable reliance on emissions offsets or negative emissions technology.

2 New finance is defined as the provision of new corporate lending, project finance or trade finance to a client, including the refinancing of existing credit facilities, and the arranging or underwriting of capital markets transactions to a client.

3 MUFG Sustainability Report 2024

4 MUFG Climate Report 2024

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 3:

Partial Amendment to the Articles of Incorporation (Responsible Contribution to the Japanese Capital Market)

1.	Details of the proposal

Add the following provisions to the Company’s Articles of Incorporation.

Chapter 10 Others (Responsible Contribution to the Japanese Capital Market) Article 48 The Company shall actively engage in activities that contribute to the establishment and revitalization of a fair and highly transparent capital market as a representative Japanese financial institution.

2.	Reasons for proposal

The Tokyo Stock Exchange is advancing reforms aimed at improving PBR, but responses are slow at the Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Stock Exchange, and many single-listed companies are consistently below a PBR of 1. The absence of institutional investors and the presence of controlling shareholders prevent shareholder engagement from functioning, and there are suspected cases of intentionally depressing share prices for inheritance tax purposes, as well as listings aimed at avoiding Tokyo Stock Exchange reforms. Correcting these distortions contributes to the development of regional economies and the Japanese economy, and expands the Company’s investment and financing opportunities. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., part of the Company’s Group, is a major shareholder of the Nagoya Stock Exchange and a member of the Fukuoka and Sapporo Stock Exchanges.

Considering this position, we propose to clearly state in the Articles of Incorporation that the Company should responsibly contribute to the soundness of the Japanese capital market.

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 4:

Partial Amendment to the Articles of Incorporation (Company Name)

1.	Details of the proposal

Change part of the wording in Article 1.

Before change: Mitsubishi UFJ Financial Group, Inc.

After change: Mitsubishi UFJ Financial Group Inc.

2.	Reasons for proposal

Removing the “,” eliminates any possibility of misinterpretation.

•	There are 34 bank holding companies in Japan (as of April 3, 2025), but only the Company uses the “Financial Group” notation.

•	Last fiscal year, a former employee of a subsidiary stole customer assets from a safe deposit box, resulting in an order to submit report from the authorities.

Additionally, the securities subsidiary was sanctioned by the Financial Services Agency, Tokyo Stock Exchange, and Japan Securities Dealers Association. The Company is the only one in Japan that uses the “,”, which appears pretentious and inappropriate.

•	The “,” is more of a blemish than a finishing touch. It is simpler and more concise without the dot.

•	Economic magazines often annotate “FG” as “Financial Group” or “Financial • Group.”

The latter part is added solely for the Company, which is redundant. We want to compete based on substance, not the company name.

Considering administrative procedures, the name change will be targeted to occur around the completion of the new MUFG HQ Building.

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 5:

Partial Amendment to the Articles of Incorporation (Code of Conduct for Officers and Employees)

1.	Details of the proposal

Add the following chapter and article to the current Articles of Incorporation.

Chapter 10: Code of Conduct for Officers and Employees

Article 48: Officers and employees shall adhere to laws and manners to the fullest extent.

2.	Reasons for proposal

Compliance is in the details. Misconduct at the subsidiary bank and securities firm last fiscal year was excessive. Similar to the broken windows theory, small selfish judgments accumulate into major misconduct.

For example, railway operators nationwide request that people do not walk on escalators, but many still stand on one side and walk on the other, violating manners and significantly reducing transportation efficiency. Although not punishable, our officers and employees should adhere to such manners to prevent misconduct.

Additionally, the escalators at Yumeshima Station for the Osaka-Kansai Expo, which the Group sponsors, are equipped with features to prevent riders standing on only one side, promoting two-line usage with LED displays. This product is provided by a client of the subsidiary bank.

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 6:

Acquisition of Treasury Stock (Trigger Setting)

1.	Details of the proposal

Acquire up to 200 million shares of common stock for up to JPY 300 billion, through market purchases on the Tokyo Stock Exchange from July 1, 2025, to March 31, 2026. However, the trigger for the purchase will be when the morning closing price of the Nikkei 225 has fallen more than 2% from the previous day, and purchases will be made only in the afternoon session of that day. The purchase amount will be discretionary within the upper limit.

2.	Reasons for proposal

Although management claims to conduct agile acquisitions of treasury stock, this is not the case in practice. For example, there was a good opportunity during the sharp market decline in August 2024, but no acquisitions were made then. Conducting buybacks at high prices is inefficient and regrettable for shareholders. Therefore, instead of daily market purchases of the same amount, purchases should be made only when the index falls (to avoid speculation, the index will not be MUFG’s stock). Dollar-cost averaging for buybacks is a bad strategy. This is not problematic according to the Japan Exchange Regulation guidelines.

•	Purchase even if MUFG share price exceeds JPY 2000 (February to March 2025)

•	Buy when the price is half, not double (stocks should be bought when cheap)

•	The principle is to buy cheap, this is fundamental (the same applies to buybacks)

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.

Proposal 7:

Election of Outside Directors

1.	Details of the proposal

Elect the following three individuals as outside directors.

2.	Reasons for proposal (including: Name, Date of Birth, Resume)

∎	Takafumi Horie (born October 29, 1972)

☐	Entrepreneur. Former CEO of Livedoor, former CEO of Aisys, etc. Currently Chairman of CROSS FM Co., Ltd.

☐	Mr. Horie’s extensive knowledge, experience, insight, and foresight will contribute to the overall development of the Group.

∎	Takashi Tachibana (born August 15, 1967)

☐	Former member of the House of Councillors. Currently CEO of Tachibana Takashi Hitori Broadcasting Co., Ltd.

☐

Mr. Tachibana’s unconventional and flexible thinking is unmatched by other companies, and his intelligence is evident. Last fiscal year, there were numerous scandals at subsidiary companies, but Mr. Tachibana’s ability to monitor such misconduct will contribute to improving the reliability of the Company and Group companies.

∎	Yuta Misaki (born March 29, 1989)

☐	Currently CEO of Misaki Holdings. Also known as the “Aojiru Prince.”

☐

Mr. Misaki manages multiple companies and is also actively involved in social issues and youth enlightenment activities. Electing a young individual in his 30s as an outside director will break the sense of stagnation and contribute to further advancement of the Group.

(Note by MUFG)

The above is an English translation of the original text of the proposal’s details and reasons as submitted by the shareholders.